UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 24, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

VIVUS, Inc.

File No. 001-33389 - CF#28768

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VIVUS, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on August 10, 2012.

Based on representations by VIVUS, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.1   through August 10, 2022

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Jennifer Riegel
Special Counsel